21002006

ION

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SEC Mail Processing Section
MAR 02 2021
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Rincon Securities Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3027 Townsgate Rd, Suite 230
(No. And Street)

Westlake Village (City) California (State) 91361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian Smith, Chief Financial Officer 805 601-7188
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name)*

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ian Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rincon Securities Group LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer:

SEE CALIFORNIA Ack FORM ATTACHED

[signature]

Signature

Ian Smith

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES)

On February 19, 2021 before me, John P. Tata - Notary Public
(insert name and title of the officer)

personally appeared IAN C. Smith,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

John P. Tata
COMMISSION #2336345
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires November 21, 2024

Signature ______________ (Seal)

Rincon Securities Group LLC

Financial Statements and Supplementary Information
(Confidential per Rule 17a-5(e)(3))

For the Year Ended December 31, 2020

Rincon Securities Group LLC
(Confidential per Rule 17a-5(e)(3))

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rincon Securities Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rincon Securities Group LLC (the "Company") as of December 31, 2020, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Rincon Securities Group LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2019.

Woodbury, New York
February 24, 2021

Rincon Securities Group LLC
(Confidential per Rule 17a-5(e)(3))

Financial Statements

Rincon Securities Group LLC
Statement of Financial Condition
(Confidential per Rule 17a-5(e)(3))

		December 31, 2020
Assets		
Cash and cash equivalents	$	40,620
Other assets		500
Total assets	$	41,120
Liabilities and member's equity		
Accounts payable, accrued expenses and other liabilities	$	9,000
Total liabilities		9,000
Member's equity		32,120
Total member's equity		32,120
Total liabilities and member's equity	$	41,120

See accompanying notes to financial statements

Rincon Securities Group LLC
(Confidential per Rule 17a-5(e)(3))

Notes to Financial Statements

1. Organization and Description of Business

Rincon Securities Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware Limited Liability Company wholly owned by the principals of the Company. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to an unrelated third-party clearing-broker, which is also a registered broker dealer. The Company engages in several classes of services including the trading of mortgage-backed securities and other fixed income instruments as well as investment banking advisory services, private placements, and syndicate business.

The Company was granted FINRA membership on June 12, 2020 and as of December 31, 2020 had not commenced operations.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

Income Taxes
The Company is a Limited Liability Company and is taxed as a partnership. Accordingly, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financials statements.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Recent Accounting Pronouncements
In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease and is effective for the Company beginning in January 2019. The Company does not have any direct leases, and any expenses related to leases is through an expense sharing agreement with RAMS Mortgage Capital, an affiliated company.

3. Liquidity and Going Concern

Rincon Securities Group LLC was granted FINRA membership in June 2020 and is an early-stage company. Significant start-up costs were required to establish the personnel and business practices required of a SEC and FINRA regulated Broker Dealer. Management has evaluated the Company's growth plans and continued strategic support for the Company with its investors. Given the Company's projected growth plans and confirmed strategic support for the

Company by its investors, management has concluded the Company is a going concern.

4. Net Capital Requirements

As a registered broker-dealer, the Company operates in a highly regulated environment and is subject to federal and state laws, SEC rules and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of the Company and to impose sanctions for noncompliance. The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule"), which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. On December 31, 2020, the Company had net capital of approximately $31,620, which was approximately $26,620 in excess of its required net capital.

Additionally, the Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

5. Commitments and Contingent Liabilities

In the normal course of business, the Company may be involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or the regulators may increase the scope or frequency of examinations of the Company or the financial services industry generally. As of December 31, 2020, there are no known legalproceedings.

6. General and Administrative Expenses

General and administrative expenses consisted of the following (in thousands):

7. Related Party Transactions

The Company through common control and ownership is affiliated with RAMS Mortgage Capital ("RAMS"). RAMS arranges and provides transaction management services of residential whole loans. The Company and RAMS do not interact with one another except for sharing office space and equipment which is governed and billed monthly via an expense sharing agreement.

The Company incurred a total of $5,729 of expenses during for the year ended December 31, 2020 relating to services provided by RAMS.

8. Risks and Uncertainties – COVID-19

Subsequent to December 31, 2020, the pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.

9. Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2020 and there are no material subsequent events requiring disclosure.